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                      SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.

                                   FORM U-57

                NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                       Filed under section 33(a) of the
            Public Utility Holding Company Act of 1935, as amended

                            Powergen Group Holdings
                       (Name of foreign utility company)

                                  Powergen plc
                (Name of filing company, if filed on behalf of a
                            foreign utility company)

     Pursuant to Section 33(a) of the Public Utility Holding Company Act of 1935, as amended (the "Act") and Rule 57, Powergen plc files this form to notify the Securities and Exchange Commission that its subsidiary company Powergen Group Holdings is a foreign utility company within the meaning of Section 33 of the Act.

Item 1. State the name of the entity claiming foreign utility company status, its business address, and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. To the extent known, identify each person that holds five percent (5%) or more of any class of voting securities of the foreign utility company and describe the amount and nature of the interest.

     Powergen Group Holdings ("PGGH"), located at 53 New Broad Street, London EC2M 1SL, United Kingdom, is a wholly owned subsidiary of Powergen plc, a registered holding company formed under the laws of England and Wales. PGGH indirectly owns electric generation and distribution facilities in several countries. PGGH's indirect subsidiary companies are engaged in the following electric and gas utility functions: electricity production, including fuel purchasing and trading and combined heat and power; electricity and gas trading; electricity distribution and gas transportation; and selling electricity and gas to domestic, industrial and commercial customers. PGGH is strictly a holding company serving as

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an intermediate holding company over Powergen's non-U.S. investments.

     PGGH owns 100% of Powergen UK plc ("PGUK") and Powergen International Holdings Ltd. ("PGIH"). PGUK holds all of Powergen's investments located in the U.K., and PGIH holds all of Powergen's holdings located outside of the U.K. and U.S. Through its subsidiary companies and in the financial year ended January 2, 2000, the electric output of PGGH's U.K. subsidiaries was 47 TWh, representing an estimated 15.9 per cent of the electricity output sold through the electricity pool in England and Wales (i.e., a market for bulk trading of electricity in England and Wales, through which sales and purchases of electricity are made between participating generators and the twelve Regional Electricity Companies ("RECs") and other suppliers of electricity, with a central office for through scheduling and dispatch (instructing the operation) of generating sets). In addition, and also through its U.K. subsidiaries, PGGH indirectly owns nine operational thermal power stations with current registered generating capacity of 10,159 MW. This plant portfolio consists of coal and oil units, gas-fired, and hydroelectric power stations. PGGH's portfolio (through its subsidiaries) of operational wind and hydroelectric generating capacity currently stands at 111 MW, including jointly-owned installations.

     PGGH indirectly owns, through PGUK, Powergen (East Midlands) Investments ("PEMI"), which is an intermediate holding company owning six actively-trading subsidiary companies, described below, and numerous dormant subsidiary companies. Among these interests owned by PEMI, PEMI owns interests in an electric generation plant (i.e., Biogas Generation Ltd.), a retail electricity distribution company (i.e., Powergen Energy plc) and a retail gas distribution company (i.e., Powergen Retail Gas Ltd.), described below.

     PGGH indirectly owns, through PGUK and PEMI, 100% of Powergen Energy plc ("Powergen Energy"), formerly East Midlands Electricity plc ("East Midlands") and doing business as East Midlands Electricity ("EME"). Powergen Energy is engaged in electricity distribution in England and Wales, and it is the third largest REC in England and Wales (based on the number of terawatt-hours supplied and number of customers) covering an authorized area of approximately 16,000 square kilometers in the East Midlands region with a resident population of over five million.
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Powergen Energy's transmission system in England and Wales comprises approximately 67,000 kilometers of overhead lines and underground cables. In 1999, Powergen Energy supplied an aggregate total of 26.7 TWh of electricity to approximately 2.3 million residential and business customers in an area stretching from Coventry to the Lincolnshire coast and from Milton Keynes to Chesterfield.

     PGGH indirectly owns, through PGUK, PEMI, and Powergen Energy, 100% of Powergen Retail Gas Ltd., which distributes gas at retail to approximately 23,000 sites in the industrial and commercial sector.

     PGGH indirectly owns, through PGUK, PEMI, and Powergen Energy, 100% of East Midlands Electricity Gen (Non Fossil) Ltd. ("EME Gen"), which is a joint venture partner in Biogas Generation Ltd., a waste combustion-fueled electric generation plant.

     PGGH indirectly owns, through PGUK, PEMI, Powergen Energy, and EME Gen, 50% of Biogas Generation Ltd., a waste combustion-fueled electricity generation plant.

     PGGH indirectly owns, through PGUK, 50% of Cottam Development Centre Ltd. ("Cottam Development"), a joint venture with Siemens. Cottam Development is engaged in the construction and operation of a gas-fired power station and the operation of a generator turbine testing facility, both of which are located in Cottam, Nottinghamshire, England.

     PGGH indirectly owns, through PGUK, 100% of Powergen CHP Ltd., the developer and operator of combined heat and electric power projects (known as cogeneration in the U.S.). PGGH's committed investment in combined heat and power represents 896 MWe and 1,300 MWth of plant. PGGH's indirect investments in plants and projects generating combined heat and electric power include investments in: Yorkshire CoGen; a 56 MWe plant for Hays; a 130 Mwe plant for Brunner Mond; a 56 MWe project for Hickson and Welch at Castleford; a 250 MWe project for ICI at Runcorn, Cheshire; a 50 MWe project for Cargill plc at the port of Liverpool; and a 56 MWe project for Michelin at its Stoke-on-Trent site.

     PGGH indirectly owns, through PGUK and Powergen CHP Ltd., 100% of Powergen Cogeneration Ltd., the developer and
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operator of combined heat and electric power projects (known as cogeneration in the U.S.)

     PGGH indirectly owns, through PGUK and Powergen CHP Ltd., 50% of Biogeneration Ltd., which operates a biomass plant in the U.K.

     PGGH indirectly owns, through PGUK, 60% of Garnedd Power Co. Ltd., which owns and operates the Rheidol power station. Rheidol is a 56 MW hydroelectric generation plant located in Wales.

     PGGH indirectly owns, through PGUK, 100% of DR Group Holdings, DR Corby Ltd., and East Midlands Electricity Generation (Corby) Ltd., which companies are indirect owners of a 50% interest in the Corby power station.

     PGGH indirectly owns 50% of Corby Power Ltd., which operates the Corby electric power station.

     PGGH indirectly owns, through PGUK, 100% of Powergen Investments Ltd., which company directly and indirectly, through Powergen Renewables Holdings Ltd., Powergen Renewables Ltd., Yorkshire Windpower Ltd., TPG Wind Ltd., Powergen Renewables Developments, Blyth Offshore Wind Ltd., Fusers Ltd., and Tursillagh Windfarm Ltd. (described below), interests in 11 operational wind farms with a total capacity of 55 MW and 2 wind farms under construction with a total capacity of 20 MW.

     PGGH indirectly owns, through PGUK and Powergen Investments Ltd., 50% of Powergen Renewables Holdings Ltd., which operates and indirectly owns nine wind farms through Powergen Renewables Ltd., Yorkshire Windpower Ltd., TPG Wind Ltd., and Powergen Renewables Developments, Blyth Offshore Wind Ltd., Fusers Ltd., and Tursillagh Windfarm Ltd. (described below). Powergen Renewables Holdings Ltd. is a joint venture with Abbot Group.

     PGGH indirectly owns, through PGUK, Powergen Investments Ltd., and Powergen Renewables Holdings Ltd., a 50% interest in Powergen Renewables Ltd., which company owns 50% of Yorkshire Windpower Ltd., which operates two wind farms in the U.K.

     PGGH indirectly owns, through PGUK, Powergen Investments Ltd., Powergen Renewables Holdings Ltd., and
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Powergen Renewables Ltd., 25% of Yorkshire Windpower Ltd., which company operates two wind farms in the U.K.

     PGGH indirectly owns, through PGUK, Powergen Investments Ltd., Powergen Renewables Holdings Ltd., and Powergen Renewables Ltd., 25% of TPG Wind Ltd., which operates one wind farm in the U.K.

     PGGH indirectly owns, through PGUK, Powergen Investments Ltd., and Powergen Renewables Holdings Ltd., 50% of Powergen Renewables Developments, which company owns 33% of Blyth Offshore Wind Ltd., the developer and owner of one windfarm at Blyth, off the Northumberland coast.

     PGGH indirectly owns, through PGUK, Powergen Investments Ltd., Powergen Renewables Holdings Ltd., and Powergen Renewables Developments, 16.5% of Blyth Offshore Wind Ltd., the developer and owner of one windfarm at Blyth, off the Northumberland coast.

     PGGH indirectly owns, through PGUK, Powergen Investments Ltd., and Powergen Renewables Holdings Ltd., 50% of Fusers Ltd, an Irish company which owns a 50% interest in the Tursillagh Windfarm Ltd., Ireland, which company owns a windfarm in Ireland.

     PGGH indirectly owns, through PGUK, Powergen Investments Ltd., Powergen Renewables Holdings Ltd., and Fusers Ltd, 25% of Tursillagh Windfarm Ltd., Ireland, which company owns a windfarm in Ireland.

     PGGH indirectly owns, through PGUK, 100% of Diamond Power Generation Ltd., which owns and operates Connah's Quay power station. Connah's Quay is a 1,420 MW combined cycle gas-fired electric generation plant.

     PGGH indirectly owns, through PGUK, 100% of Emerald Power Generation Ltd., which owns and operates the Rye House power station. Rye House is a 715 MW combined cycle gas-fired electric generation plant in Southeast England.

     PGGH indirectly owns, through PGUK, 100% of Jade Power Generation Ltd., which owns and operates the Cottam power station. Cottam is a 2,008 MW large coal- and coal/oil-fired electric generation plant.
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     As mentioned above, PGGH owns all of the stock of PGIH, which company serves as an intermediate holding company holding PGGH's international investments outside of the U.K. and the U.S. Through PGIH, PGGH owns business interests in a small number of target countries in the three zones of Europe, India and Asia Pacific. As of January 2, 2000, these business interests had investments in 8,400 MW of generating plant in eight countries. Of this, 4,200 MW was operational, 2,100 MW was under construction or commissioning, and the remainder was under development. PGGH's equity share in operational and construction projects was equivalent to 3,100 MW.

     PGGH indirectly owns, through PGIH, Powergen International Ltd., Inputrapid Ltd., Ergon Overseas Holdings Ltd., and Powergen Holdings BV, each an intermediate holding company, 50% of Saalie Energie GmbH, which company is an indirect owner, through Kraftwerk Schkopau GbR (described below), of the Schkopau electric generation plant in Germany.

     PGGH indirectly owns, through PGIH, Powergen International Ltd., Inputrapid Ltd., Ergon Overseas Holdings Ltd., Powergen Holdings BV, and Saalie Energie GmbH, each an intermediate holding company, 20.5% and 22.5%, respectively, of Kraftwerk Schkopau GbR, the owner, and Kraftwerk Schkopau B'Gesselschaft GmbH, the operator, of the Schkopau electric generation plant. The Schkopau plant is a 900 MW coal-fired power plant in Germany.

     PGGH indirectly owns, through PGIH, Powergen International Ltd., Inputrapid Ltd., Ergon Overseas Holdings Ltd., Powergen Holdings BV, Powergen Nederland BV, and MIBRAG BV, each an intermediate holding company, 33.33% of MIBRAG GmbH, a German company that mines, refines, and sells brown coal and generates and sells electric energy.

     PGGH indirectly owns, through PGIH, Powergen International Ltd., Inputrapid Ltd., Ergon Overseas Holdings Ltd., and Powergen Holdings BV, each an intermediate holding company, 49.9% of Turbogas Produtora Energetica SA, the owner, and 75% of Portugen Energia SA, the operator, of the Tapada do Outeiro ("Tapada") power station in Portugal. Tapada is a three unit gas-fired power plant with an output of 990 MW. PGGH also indirectly owns the operations and maintenance contract for the Tapada
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station. As of January 2, 2000, the plant supplied 20% of Portugal's electricity needs.

     PGGH indirectly owns, through PGIH, Powergen International Ltd., Inputrapid Ltd., Ergon Overseas Holdings Ltd., and Powergen Holdings BV, each an intermediate holding company, 100% of Csepel Eromu Rt, the owner of the Csepel I electric power plant located in Hungary.

     PGGH indirectly owns, through PGIH, Powergen International Ltd., Inputrapid Ltd., Ergon Overseas Holdings Ltd., and Powergen Holdings BV, each an intermediate holding company, 100% of Csepel Aramtermelo Rt, the owner of the Csepel II 389 MW gas-fired electric power plant located in Hungary.

     PGGH indirectly owns, through PGIH, Powergen International Ltd., Inputrapid Ltd., Ergon Overseas Holdings Ltd., and Powergen Holdings BV, each an intermediate holding company, 100% of Powergen Energia Rt, the operator of the Csepel II power plant.

     PGGH indirectly owns, through PGIH, Powergen International Ltd., Inputrapid Ltd., Ergon Overseas Holdings Ltd., and Powergen Holdings BV, each an intermediate holding company, 100% of Powergen India Private Ltd. and 88% of Gujarat Powergen Energy Corporation, the owners of a 665 MW gas- and naphtha-fired plant in Paguthan, India, in the state of Gujarat.

     PGGH indirectly owns, through PGIH, Powergen International Ltd., Inputrapid Ltd., Ergon Overseas Holdings Ltd., and Powergen Holdings BV, each an intermediate holding company, 100% of each of Powergen Australia Holdings BV, Powergen Australia BV, Powergen Australia PTY Ltd., Auspower Pty Ltd., and Mezzco Pty Ltd., each an intermediate holding company and indirect owner of an interest in the Yallourn electric power plant located in Australia near the city of Melbourne.

     PGGH indirectly owns, through PGIH, Powergen International Ltd., Inputrapid Ltd., Ergon Overseas Holdings Ltd., Powergen Holdings BV, Powergen Australia Holdings BV, Powergen Australia BV, Powergen Australia PTY Ltd., Auspower Pty Ltd., and Mezzco Pty Ltd., each an intermediate holding company, a 49.5% interest in Yallourn
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Energy PTY Ltd., the owner of an interest in the Yallourn electric power plant located in Australia.

     PGGH indirectly owns, through PGIH, a 49.95% interest in each of LLPCo Holdings Ltd., LLPCo PTY Ltd., Yallourn Investments (a limited partnership
(LLP)), and Meerco Pty Ltd., the direct and indirect owners of an interest in the Yallourn electric power plant located in Australia.

     PGGH indirectly owns, through PGIH, Powergen International Ltd., Inputrapid Ltd., Ergon Overseas Holdings Ltd., and Powergen Holdings BV, each an intermediate holding company, 100% of PT Powergen Jawa Timur, the operator of the Paiton station located in Indonesia.

     PGGH indirectly owns, through PGIH, Powergen International Ltd., and Ergon Energy Ltd., each an intermediate holding company, 35% of PT Jawa Power, the owner of the Paiton station located in Indonesia.

     PGGH indirectly owns, through PGIH, Powergen International Ltd., Inputrapid Ltd., Ergon Overseas Holdings Ltd., and Powergen Holdings BV, each an intermediate holding company, 40% of PT Power Jawa Barat, the developer of the Serang project in Indonesia.

     PGGH indirectly owns, through PGIH, Powergen International Ltd., Inputrapid Ltd., Ergon Overseas Holdings Ltd., and Powergen Holdings BV, each an intermediate holding company, 35% of BLCP Power Ltd., the developer of the Map Ta Phut power project in Thailand.

     PGGH indirectly owns, through PGIH, Powergen International Ltd., Inputrapid Ltd., Ergon Overseas Holdings Ltd., Powergen Holdings BV, and Powergen India Ltd., each an intermediate holding company, 100% of Bina Power Supply Company Ltd., the developer of the Bina electric power plant.

     In addition to the subsidiaries already mentioned, PGGH owns an interest in other companies engaged in energy trading, real estate management, energy management, telecommunications, information services, and energy and energy-related financing (i.e., for direct and indirect PGGH subsidiaries). PGGH's non-utility operations and
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corporate structure are described in greater detail in Exhibit B to this filing.


Item 2. State the name of any domestic associate public-utility company and, if applicable, its holding company, and a description of the relationship between the foreign utility company and such company, and the purchase price paid by any such domestic associate public-utility company for its interest in the foreign utility company.

     Upon the consummation of the acquisition of LG&E Energy Corp by Powergen plc, the following companies will be domestic associate public-utility companies of PGUK (collectively, the "Domestic Utility Associates"):

     Louisville Gas & Electric Company
     Kentucky Utilities Company
     Electric Energy, Inc.

The Domestic Utility Associates will be indirect subsidiaries of Powergen plc, a registered holding company. Associates will be directly owned by LG&E Energy Corp., a holding company exempt from registration by order of the Commission dated December 6, 2000 (HCAR No. 27291) pursuant to Section 3(a)(1) of the Act, which will in turn be owned by a series of companies between LG&E Energy Corp. and Powergen, each of which will be registered holding companies, namely, Powergen US Investments Corp., Powergen USA, Powergen Luxembourg Investments sarl, Powergen Luxembourg Holdings sarl, Powergen Luxembourg sarl, Ergon US Investments Limited, Powergen US Investments Limited, and Powergen US Holdings Limited. Powergen plc, in turn, will be at the top of this chain of companies. The overall corporate structure of Powergen plc, and PGGH's relationship to the Domestic Utility Associates is presented in Exhibit F-3.1 to SEC Form U-1, Amendment No. 3, filed on December 6, 2000 in File No. 70-9671, which is incorporated by reference.

     PGGH will be related to the Domestic Utility Associates only in that they will be members of the same holding company system under Powergen plc. PGGH and its subsidiaries may provide services to and receive services from the Domestic Utility Associates subject to applicable provisions of the Act and the rules, regulations and orders thereunder.
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     The Domestic Utility Associates will not have an interest in PGGH and did not provide any consideration for the acquisition of PGGH.

Exhibit A.  Not applicable.

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                                               /s/ David Jackson
                                                   Secretary and General Counsel
                                                                    Powergen plc

Date:  December 11, 2000
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                                 EXHIBIT INDEX


B.        Description of Powergen UK plc's subsidiary companies.

F-3.1 Corporate Chart of Powergen plc after giving effect to the merger with LG&E Energy Corp. (incorporated by reference to Exhibit F-3.1 to SEC Form U-1, Amendment No. 3, filed on December 6, 2000 in File No. 70-
          9671).